

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 13, 2019

Ian J. Webber
Chief Executive Officer
Global Ship Lease, Inc.
c/o Global Ship Lease Services Limited
Portland House, Stag Place
London SW1E 5RS

  Re: Global Ship Lease, Inc.
    Form F-1 Registration Statement
    Filed August 9, 2019
    File No. 333-233198

Dear Mr. Webber:

  This is to advise you that we have not reviewed and will not review your registration statement.

  Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Beverly Singleton at (202) 551-3328 with any questions.

        Sincerely,

        Division of Corporation Finance
        Office of Transportation and Leisure